                          MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190

                                 March 22, 2006
                                                            WRITER'S DIRECT LINE
                                                                  (212) 838-8269

BY FACSIMILE ((202) 772-9210)
------------

Rebekah Toton, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      Sona Mobile Holdings Corp.
                           Registration Statement on Form SB-2
                           Filed December 19, 2005
                           File No. 333-130461

Dear Ms. Toton:

     As we discussed, the attachment to this letter contains the text of the
Risk Factor regarding the possibility of a Section 5 violation that we propose to include in the above-referenced Registration Statement. It also contains an insert that we propose to add at the end of the MD&A section outlining ithe
Company's position on this matter. I understand that the Staff has allowed this type of disclosure in the past in these situations.

     I would appreciate if you could get back to me quickly as we would like to send this out shortly. I am still waiting to hear back from the auditors on their FAS 5 analysis.

                                                     Very truly yours,

                                                     /S/ JOEL J. GOLDSCHMIDT
                                                     Joel J. Goldschmidt

[Attachments]

RISK FACTOR

WE MAY HAVE VIOLATED SECTION 5 OF THE SECURITIES ACT WHEN WE TRIED TO REGISTER
THE SHARES OF OUR COMMON STOCK AND THE SHARES UNDERLYING WARRANTS SOLD TO
SHUFFLE MASTER. A SECTION 5 VIOLATION COULD RESULT IN THE IMPOSITION OF CIVIL
AND/OR CRIMINAL PENALTIES.

     In January 2006, while the registration statement (of which this prospectus is a part) was pending review by the Securities and Exchange Commission, we entered into a strategic alliance licensing and distribution agreement with
Shuffle Master, Inc. under which we agreed to develop certain wireless gaming technology for Shuffle Master. In connection with that agreement, we sold
2,307,693 shares of our Common Stock and warrants to purchase up to an additional 1,200,000 shares of our Common Stock to Shuffle Master, Inc. for $3.0 million. The proceeds from the sale of those securities were intended to provide us with the working capital we would need to fulfill our obligations under the agreement. Since we agreed to register the purchased shares and the shares underlying the warrants, we included them in the pending registration statement.
However, we were informed by the staff of the Commission that, in their view, by including the shares sold to Shuffle Master and the shares underlying the warrant in the registration statement, we may have violated Section 5 of the
Securities Act. Accordingly, we immediately removed all of those securities from the registration statement. If we violated Section 5 of the Securities Act, we, and possibly our officers and directors, may be subject to civil and even criminal penalties. In addition, for a period of one year from the date of the transaction constituting the Section 5 violation, Shuffle Master would have a rescission right. If the Commission were to impose financial penalties on us or if Shuffle Master attempted to rescind the transaction and prevailed, we would likely have to seek bankruptcy protection as we do not have the resources to pay those fines or return the consideration received from Shuffle Master. However, we believe that we have not violated Section 5 of the Securities Act and we intend to vigorously contest any claim to the contrary. See "Management's
Discussion and Analysis or Plan of Operation."

MD&A

SHARES OF OUR COMMON STOCK AND WARRANTS SOLD TO SHUFFLE MASTER MAY HAVE BEEN
OFFERED AND SOLD IN VIOLATION OF THE SECURITIES ACT.

     In January 2006, while the registration statement (of which this prospectus is a part) was pending review by the Securities and Exchange Commission, we entered into a strategic alliance licensing and distribution agreement with
Shuffle Master under which we agreed to develop certain wireless gaming technology for Shuffle Master. In connection with that agreement, we sold
2,307,693 shares of our common stock and warrants to purchase up to an additional 1,200,000 shares of our common stock to Shuffle Master, Inc. for $3.0 million. The proceeds from the sale of those securities were intended to provide us with the working capital we would need to fulfill our obligations under the agreement. Since we agreed to register the purchased shares and the shares underlying the warrants, we included them in the pending registration statement.
However, we were informed by the

staff of the Commission that, in their view, by including the shares sold to
Shuffle Master and the shares underlying the warrant in the registration statement, we may have violated Section 5 of the Securities Act. Accordingly, we immediately removed all of those securities from the registration statement.

     If we violated Section 5 of the Securities Act, we, and possibly our officers and directors, may be subject to civil and even criminal penalties. In addition, for a period of one year from the date of the transaction constituting the Section 5 violation, Shuffle Master would have a rescission right. If the
Commission were to impose financial penalties on us or if Shuffle Master attempted to rescind the transaction and prevailed, we would likely have to seek bankruptcy protection as we do not have the resources to pay those fines or return the consideration received from Shuffle Master.

     We believe the sale of securities to Shuffle Master was a valid private placement transaction under Sections 4(2) and 4(6) of the Securities Act and
Rule 152 promulgated thereunder and that we did not violate Section 5 of the
Securities Act by attempting to include those securities in the registration statement. Our belief is based on a variety of factors, including the following:

     o    Shuffle Master is a sophisticated accredited investor that paid for and took possession of legended securities;

     o    the negotiation of the strategic alliance agreement, including the sale of shares of our Common Stock to Shuffle Master, began before the registration statement was filed;

     o    the sale of the shares and the issuance and issuance of the warrant were effected in connection with the strategic alliance agreement and the proceeds of the sale were intended to assist us in our development of the technology we agreed to develop for Shuffle Master in accordance with that agreement;

     o    although we agreed to register the shares sold to Shuffle Master and the shares underlying the warrant we issued to Shuffle Master, we did not specifically agree to include those securities in the registration statement;

     o    we have not been soliciting or marketing any of the securities covered by the registration statement;

     o    the situation is analogous to a PIPE transaction (private placement, public equity) involving a procedure in which an investor agrees to purchase securities in a private offering conditioned on those securities being registered for resale prior to the consummation of the private transaction; and

     o    the shares sold to Shuffle Master and those underlying the warrant were removed from the registration statement.

     Since, we believe that we have not violated Section 5 of the Securities
Act, if any such claim is brought we intend to vigorously contest that claim.